L.L. akb



17016614

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49877

MAR 09 ... Washington DC 406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siebert Cisneros Shank & Co., L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 18th Floor

(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC

(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

RECEIVED 2017 MAR -9 AM 8:02 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Suzanne Shank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siebert Cisneros Shank & Co., LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairperson & CEO

Title



MELISSA ANN LITTLE
Notary Public - State of New York
NO. 01LI6202493
Qualified in Bronx County
My Commission Expires 3/16/17

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] EXEMPTION REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIEBERT CISNEROS SHANK & CO., L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2016
(with supplementary information)



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Siebert Cisneros Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Siebert Cisneros Shank & Co., L.L.C (the "Company") (formerly known as Siebert Brandford Shank & Co., L.L.C.) as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Siebert Cisneros Shank & Co., L.L.C. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in the Schedule of Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the schedule referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

New York, New York
February 28, 2017

SIEBERT CISNEROS SHANK & CO., L.L.C.

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 19,537,999
Accounts receivable	1,278,057
Receivable from clearing broker dealer	922,215
Receivable from parent	55,000
Goodwill – Note B	1,001,000
Issuer relationships, net of amortization of $645,273 – Note B	173,727
Furniture, equipment and leasehold improvements, net	1,264,364
Other assets	925,958
	$ 25,158,320
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 5,458,919
Deferred rent	1,012,856
Total liabilities	6,471,775
Commitments and contingencies – Note F	
MEMBER'S CAPITAL	18,686,545
	$ 25,158,320

See notes to financial statements

SIEBERT CISNEROS SHANK & CO., L.L.C.

Statement of Operations
Year Ended December 31, 2016

Revenues:	
Investment banking	$ 28,479,618
Trading profits	5,584,541
Commissions	1,240,398
Interest and other	9,537
	35,314,094
Expenses:	
Employee compensation and benefits	23,957,060
Clearing fees	721,604
Communications	1,317,051
Occupancy	1,494,544
Professional fees	1,883,419
Interest	38,976
State and local income tax	41,377
General and administrative - including $23,096 to former affiliate	4,288,408
	33,742,439
Net income	$ 1,571,655

See notes to financial statements

SIEBERT CISNEROS SHANK & CO., L.L.C.

Statement of Changes in Member's Capital

Balance - January 1, 2016	**$ 18,932,057**
Contributions	**185,000**
Distributions	**(2,002,167)**
Net income	**1,571,655**
Balance - December 31, 2016	**$ 18,686,545**

SIEBERT CISNEROS SHANK & CO., L.L.C.

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 1,571,655
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	498,286
Changes in:	
Accounts receivable	429,124
Receivable from clearing broker dealer	(639,809)
Other assets	(165,263)
Receivable from broker dealer – former affiliate	170,921
Accounts payable and accrued expenses	(253,662)
Securities owned at fair market	5,000
Deferred rent	579,004
Net cash provided by operating activities	2,195,256
Cash flows from investing activities:	
Purchase of leasehold improvement and equipment	(910,798)
Cash flows from financing activities:	
Distributions to member	(2,002,167)
Contributions from member	185,000
	(1,817,167)
Net decrease in cash and cash equivalents	(532,709)
Cash equivalents - beginning of year	20,070,708
Cash and cash equivalents - end of year	$ 19,537,999
Supplemental disclosures of cash flow information:	
Interest paid	$ 38,976
Taxes paid	$ 41,377

See notes to financial statements

NOTE A – BUSINESS ORGANIZATION

Siebert Cisneros Shank & Co., L.L.C. ("SCS" or the "Company") formerly known as Siebert Brandford Shank & Co., L.L.C. ("SBS") engages in the business of municipal and corporate bond underwriting, sales and trading and equity underwriting, sales and trading activities. On August 29, 2016, the Company formally changed its name to Siebert Cisneros Shank & Co., L.L.C. On November 4, 2014, the members of SBS, contributed their membership interest into a newly formed Delaware limited liability company, ") formerly known as Siebert Brandford Shank Financial L.L.C. ("SBSF") now known as Siebert Cisneros Shank Financial L.L.C. ("SCSF"), in exchange for the same percentage interests in SCS. The Company qualifies as a Minority and Women Owned Business Enterprise in certain municipalities and by other third party certifying agencies.

NOTE B – BUSINESS ACQUISITION

On November 4, 2014, SBS entered into an Asset Purchase Agreement (the "Purchase Agreement") with Muriel Siebert and Co., Inc. ("Siebert") (a former affiliated entity), pursuant to which Siebert sold substantially all of the assets relating to Siebert's capital markets business to SBSF. Pursuant to the Purchase Agreement, SBSF assumed post-closing liabilities relating to the transferred business. An individual having a 25.5% membership interest in SBS prior to the contribution of membership interest to SBSF, was Siebert's chief executive officer.

The Purchase Agreement provides for an aggregate purchase price for the disposition of $3,000,000, payable by SBSF and SCSF after closing in annual installments commencing on March 1, 2016 and continuing on each of March 1, 2017, 2018, 2019 and 2020. The transferred business was contributed by SBSF to, and operated by SBS. The amount payable on each annual payment date will equal 50% of the net income attributable to the transferred business recognized by SBS and SCS in accordance with generally accepted accounting principles during the fiscal year ending immediately preceding the applicable payment date; provided that, if net income attributable to the transferred business generated prior to the fifth annual payment date is insufficient to pay the remaining balance of the purchase price in full on the fifth annual payment date, then the unpaid amount of the purchase price will be paid in full on March 1, 2021.

Transferred assets of Siebert's capital markets business, consisting of issuer relationships and goodwill, were recorded by SBS at SBSF's cost of the acquired assets, which amounted to $819,000 for issuer relationships, representing their fair value at the date of acquisition determined based on a discounted cash flow analysis (Level 3). Goodwill, which includes employees of Siebert who transferred to SBS was recorded at $1,001,000, representing the excess of the fair value ($1,820,000) of SBSF's purchase obligation to Siebert over the fair value of the issuer relationships. The recorded value of the transferred intangible assets was accounted for as a capital contribution by SBSF, resulting in an increase of $1,820,000 to member's capital.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Revenues:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Security transactions are recorded on a trade-date basis. Securities owned are valued at fair value. The resulting realized and unrealized gains and losses are reflected as trading profits on the Statement of Operations.

Commission revenue, which relates to the capital markets business, are recorded on a trade-date basis.

Interest income is recognized on an accrual basis.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Fair value

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available.

Level 3 - Unobservable inputs which reflect the assumptions that the managing members develop based on available information about the assumptions market participants would use in valuing the asset or liability.

At December 31, 2016, the carrying value of the Company's accounts receivable, receivable from clearing broker dealer, receivable from parent, and accounts payable and accrued expenses approximate their fair values due to their short term nature.

[3] Cash equivalents:

Cash equivalents represent short term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $18,559,569 at December 31, 2016 (Level 1). The Company maintains its assets with financial institutions, which may at times exceed federally insured limits. In the event of a financial institution's insolvency, recovery of assets may be limited.

[4] Furniture, equipment and leasehold improvements, net:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Intangible Assets

Issuer Relationships, which were recorded in connection with the acquisition of the capital markets business (see Note B), are being amortized by the straight-line method over 2.9 years. Intangible assets with finite lives are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining useful life through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows.

[6] Goodwill

Goodwill, which was recorded in connection with the acquisition of the capital markets business (see Note B), is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test consists of a comparison of the

Note C – Summary of Significant Accounting Policies (Continued)

[6] Goodwill (Continued)

fair value of the reporting unit with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the reporting unit, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. An impairment test was performed as of December 31, 2016, and indicated no impairment had occurred.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[8] Income taxes:

The Company is not subject to federal income taxes as it is a single member LLC and considered to be a division of SCSF. The members of SCSF are required to include in their income tax returns their respective share of the Company's income or loss. The Company is subject to tax in certain state and local jurisdictions. Deferred taxes are not significant.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 1,023,346
Furniture and leasehold improvements	2,582,748
	3,606,094
Less accumulated depreciation and amortization	2,341,730
	$ 1,264,364

Depreciation and amortization amounted to $200,467 in 2016.

NOTE E - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $17,492,425, which was $17,242,425 in excess of its required net capital of $250,000, and its ratio of aggregate indebtedness to net capital was 0.19 to 1. The Company claims exemption from the reserve requirements under Section 15c3-3(k) (2) (ii).

NOTE F - COMMITMENTS AND CONTINGENCIES

(1) As described in Note B, the Company's parent SCSF is indebted to Siebert for a $3,000,000 purchase obligation incurred in connection with the acquisition of Siebert's capital markets business. Such obligation

NOTE F – COMMITMENTS AND CONTINGENCIES (CONTINUED)

is payable over annual installments commencing on March 1, 2016 and on each March 1, thereafter through 2020 to the extent of 50% of the net income attributable to such business recognizable by the Company during the fiscal year ending immediately preceding the applicable payment date. Accordingly, although the Company has not guaranteed or pledged its assets as collateral for its parent's debt, the Company will be required to use a portion of its cash flows to service SCSF's debt. The annual installment payable on March 1, 2017 based on the net income attributable to the capital markets business for the year ended December 31, 2016, amounted to $28,182. The annual installment payable in March 2016 based on the net income attributable to the capital markets business for the year ended December 31, 2015 amounted to $492,235.

(2) The Company rents office space under long-term operating leases expiring through 2026. These leases call for base rent plus escalations for property taxes and other operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2017	1,449,000
2018	1,478,000
2019	1,371,000
2020	1,427,000
2021	1,437,000
Thereafter	5,389,000
	$12,551,000

Rent expense, including property taxes and other operating expenses, for the year ended December 31, 2016 amounted to $1,494,544. Rent expense is being charged to operations on a straight-line basis resulting in a deferred rent liability which, including the reimbursement discussed below, amounted to $1,012,856 at December 31, 2016.

The Company purchased leasehold improvements of approximately $1,020,000; $620,000 relating to prior years and $400,000 in the current year, which were reimbursed by the landlord. The Company recorded such reimbursements as a credit to deferred rent liability, which is being recognized as a reduction of rental expense on a straight-line basis over the term of the lease.

(3) In November 2016, a current employee of the Company filed a complaint against the Company and a member of the Company with the Supreme Court of the State of New York alleging workplace harassment and retaliation. In the opinion of management, this matter is without merit and the Company intends to vigorously defend against it.
In the ordinary course of its business, the Company may be subject to routine regulatory inquiries or examinations primarily in connection with its activities as a registered securities broker-dealer.

NOTE G - OTHER

During the year ended December 31, 2016, the Company was charged $23,096 by Siebert for general and administrative services. This service ended April 2016.

SUPPLEMENTARY INFORMATION

See notes to financial statements

SIEBERT CISNEROS SHANK & CO., LLC

Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1
December 31, 2016

Total members' capital	$ 18,686,545
Add discretionary liabilities	3,098,261
Total capital	21,784,806
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net	1,264,364
Receivable from parent	55,000
Goodwill	1,001,000
Issuer relationships	173,727
Accounts receivable	626,141
Other assets	800,958
	3,921,190
Net capital before haircuts on securities positions	17,863,616
Less haircuts on securities:	
Money market funds	371,191
Net capital	$ 17,492,425
Aggregate indebtedness	$ 3,373,514
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 17,242,425
Ratio of aggregate indebtedness to net capital	0.19 to 1

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date in its unaudited Part IIA FOCUS Report filing.

See notes to financial statements



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Siebert Cisneros Shank & Co., L.L.C.
New York, New York

We have reviewed management's statements, included in the accompanying Siebert Cisneros Shank & Co., L.L.C, Exemption Report, in which (1) Siebert Cisneros Shank & Co., L.L.C (the "Company") (formerly known as Siebert Brandford Shank & Co., L.L.C.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

New York, New York
February 28, 2017


Siebert
Cisneros
Shank & Co., L.L.C.

100 Wall Street, 18th Floor
New York, New York 10005
(646) 775-4850

Siebert Cisneros Shank & Co., L.L.C.'s Exemption Report

Siebert Cisneros Shank & Co., L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the year ended December 31, 2016 without exception.

Siebert Cisneros Shank & Co., LLC

I, Suzanne Shank, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Suzanne Shank

Title: Chair & CEO

Date: 2/27/17